Exhibit (a)(5)(E)

Contact:	Patrick Suehnholz
Director of Investor Relations
Greenhill & Co., Inc.
(212) 389-1800

GREENHILL & CO. ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

NEW YORK, NEW YORK, October 26, 2017 – Greenhill & Co., Inc. (NYSE: GHL) today announced the preliminary results of its tender offer, which expired at 11:59 P.M., New York City time, on Wednesday, October 25, 2017, to purchase for cash up to 12,000,000 shares of its common stock at a purchase price of $17.25 per share.

Based on the preliminary count by American Stock Transfer & Trust Co., LLC, the Depositary for the tender offer, a total of approximately 3,505,118 common shares of the Firm’s common stock were properly tendered and not properly withdrawn, including approximately 821,487 shares that were tendered by guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on a preliminary count by the Depositary, the Firm expects to accept these common shares for payment for a total cash cost of approximately $60.5 million, excluding fees and expenses relating to the tender offer. The common shares expected to be accepted represent approximately 12% of the Firm’s total outstanding shares as of October 25, 2017.

The number of shares expected to be purchased in the tender offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered by notice of guaranteed delivery will be delivered within the prescribed two trading day settlement period. The final number of shares to be purchased in the tender offer and the final aggregate cash purchase price will be announced following the completion of the confirmation process by the Depositary. Payment for the shares accepted for purchase pursuant to the tender offer will occur promptly thereafter.

The Company’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated September 27, 2017, and as amended and supplemented on October 10, 2017, October 13, 2017, October 18, 2017 and October 19, 2017.

Greenhill & Co., LLC acted as the Dealer Manager for the tender offer. Georgeson LLC acted as the Information Agent for the tender offer. All inquiries about the tender offer should be directed to Greenhill & Co., LLC toll-free at 1-888-504-7336 or Georgeson LLC toll-free at 1-877-278-4775.

Greenhill & Co., Inc. is a leading independent investment bank entirely focused on providing financial advice on significant mergers, acquisitions, restructurings, financings and capital raising to corporations, partnerships, institutions and governments globally. It acts for clients located throughout the world from its offices in New York, Chicago, Dallas, Frankfurt, Hong Kong, Houston, London, Melbourne, San Francisco, São Paulo, Stockholm, Sydney, Tokyo and Toronto.

Cautionary Note Regarding Forward-Looking Statements

The preceding discussion may include forward-looking statements, including statements regarding the Firm’s ability to complete the tender offer and the number of shares the Firm will be able to purchase in the tender offer. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “intend”, “predict”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under ‘‘Risk Factors’’ in our Report on Form 10-K for the fiscal year 2016 and on Forms 10-Q and Forms 8-K filed during 2017. We are under no duty and we do not undertake any obligation to update or review any of these forward-looking statements after the date on which they are made, whether as a result of new information, future developments or otherwise.